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                                                  Filed by LSI Logic Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

                                      Subject Company: C-Cube Microsystems, Inc.
                                                    Commission File No.: 0-23596

                           Transcript of Audio Webcast

     Operator: Ladies and Gentlemen, thank you for standing by. Welcome to the LSI Logic Conference Call. Due to the presentation of our participant, this call will be in a listen-only mode. Afterward, you will be invited to participate in the question and answer session. At that time, if you have a question, you will need to press the 1, followed by the 4 on your telephone. As a reminder, this conference is being recorded on Monday, March 26, 2001. I would now like to turn the conference over to Miss Diane Amati, Vice President of Investor Relations. Please go ahead, ma'am.

     Miss Amati: Good Morning, and thank you for joining us either by telephone or over the Internet. This conference call is expected to last about one hour. In the room today, representing LSI Logic are Will Corrigan, Chairman and CEO, Brian Look, Executive VP and Chief Financial Officer, Giuseppe Stafforoni, Executive VP of LSI Logic's Broadband Communications Group. Representing C-CUBE Microsystems is Umesh Tadval, President and Chief Executive Officer. Here's the agenda for this call. I'll read a portion of the news release and then our safe harbor statement before turning the call over to Will, for his comments. Next, Umesh will provide his comments, and then we welcome the call for your questions. Turning to the news release, LSI Logic Corporation and C-CUBE Microsystems, Inc. today announced the definitive agreement in which LSI has agreed to acquire C-CUBE in a stock-for-stock transaction, valued at approximately $878 million. In the transaction, each outstanding share of C-Cube common stock is being exchanged for 0.79 of a share of LSI Logic common stock. LSI anticipates completing the transaction in the second quarter ending June 30, and expects the transaction to be accretive to the Company's earnings before goodwill amortization in 2001. Here's the safe harbor statement: During the course of this call, we will make forward-looking statements which include, but are not limited to, statements concerning the financial condition, results of operation and business of LSI Logic and C-Cube and the benefits expected to results from the contemplated transaction, the involved risks and uncertainties that could cause actual results or outcomes to differ materially from moves contemplated by the forward-looking statements. Factors that could cause or contribute to such differences, include but are not limited to, the risk that conditions relating to the requirement among tendered of shares or regulatory clearances might not be satisfied in a timely manner or at all. In risks relating to the timely and successful completion of the technology and product development efforts, integration of the technologies and businesses developed by Logic and C-Cube, unanticipated expenditures, changing relationships with customers, suppliers, and strategic partners and other factors described in most reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports, filed by LSI Logic and C-Cube with the Securities and Exchange Commission. Now, I'll turn the call over to Will.


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     Will: Good morning. Earlier today we announced a definitive merger agreement to acquire C-Cube Microsystems, and we expect to complete the transaction during our second quarter ending June 30th. This strategic acquisition provides LSI with all of the capabilities to drive the convergence of communications and broadband entertainment. C-Cube will further strengthen our competitive position in high global markets, and I'll talk about that in more detail later, and brings us important new customers and distribution channels. The acquisition represents an exceptional strategic fit based on the very complementary set of technology, products and distribution channels. There are only minimal of overlaps. Together, we will have a leading-edge products across conventional home, including residential gateways, set-top boxes, cable modems, digital video recorders, and DVD players. We are able to supply our customers with best-in-class, end-to-end solutions that address the convergence of communications and broadband entertainment. This acquisition complements LSI Logic's strength and high-growth satellite terrestrial and DSL set-top box markets and gives us immediate entry into the US and European cable markets. That's very significant. The acquisition also provides key pieces of digital video technology such as encloders and codecs that complement LSI's capabilities in decoders. C-Cube brings VCD, DVD player, and recorder technology and revenues. C-Cube also brings system architecture, software capabilities and strong engineering expertise. The acquisition also provides us with additional opportunities in terms of geographical diversification. If we look at year 2000, over 60% of LSI's revenues came from North America. Asia Pacific represented 14%, Europe 14%, and Japan 11%. In reality only 13% of C-Cube's revenues were generated from North America sales in 2000, while Asia represented 47% of revenues. In particular, C-Cube has a strong brand name and established infrastructure in China which is somewhat unique. C-Cube's revenues from Japan and Europe were 13% and 27%, respectively. C-Cube is a fabless semiconductor Company and has foundry relationships with the TSMC and UMC. This acquisition adds revenues and is accretive on an EGB basis in the year 2001. You know, we believe this represents a unique combination of capabilities that will enhance our gross prospects and strategic position. At this point, I will turn the call to Mr. Umesh Padval for his comments.

     Umesh: Thank you, Will. Good morning everybody. This is Umesh Padval, President and CEO of C-Cube Microsystems. I welcome the opportunity to discuss today's developments with you. I'm very excited that we'll be joining LSI Logic, one of the premier broadband communication companies to jointly become the leading supplier to the network digital home. C-Cube's strategy has been to work towards being able to offer expertise in three categories. Digital media processing, broadband access, and home networking. In digital media processing, C-Cube has and continues to be a key player in processing of digital video for cable and satellite set-top box markets, as well as, DVD, where we are the market leader. We also have leader progression in the emerging codecs-based products, such as personal video recorders, home servers, residential gateways and recordable DVD. For broadband access, we combine our communications expertise in cable, with LSI's satellite, terrestrial and DSL expertise, in order to provide a complete offering for broadband access to the home. Finally, LSI brings the ability to wirelessly distribute the media throughout the home. This provides a complete portfolio that leads to our becoming a leading supplier to the networked digital home. In summary, I'm very pleased that we are able to combine two companies with similar cultures, as well as synergies with respect to markets, customers, and product portfolios. Now, I'll turn the call over to Diane.

     Diane Amati: Thank you Umesh. Operator, we can open the call for questions.


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     Operator: Thank you. Ladies and Gentlemen if you wish a question for today's question and answer session you'll need to push the 1 followed by the 4 on your telephone. You'll hear a three tone prompt acknowledging your request. If your question has been answered, and you wish to withdraw your polling request, you may do so by pressing the 1 followed by the 3. If you are on a speakerphone, please pick up your handset before entering your request. One moment, please for your first question. The first question is from Jack Geraghty of Gerard, Klauer, Mattison, please go ahead.

     Jack: Good afternoon, maybe Will or any one of the gentlemen could discuss maybe who might be the main competitors in each of the markets that you are targeting, perhaps the three that Umesh just mentioned, or however, you wish to answer the question. Thanks.

     Will: I think Umesh should answer.

     Umesh: Just to let you know, the satellite set-top box area
Microelectronics has been a competitor, in the cable, Broadcom has been a competitor. In the DVD market and others, we have a market share of over 30% so we are the leading provider in that particular marketplace.

     Jack: Thanks very much.

     Operator: The next question is from Mark Addlestone of Morgan Stanley. Please go ahead.

     Speaker: Hi, this is Harlan Sur for Mark Addlestone, two questions. Could you provide us with a revenue breakdown by market segment for C-Cube?, and number two, this question is for Will, could you share with us what your manufacturing strategy is for C-Cube's existing and future product lines?

     Will: We're not really going to break out those details at this stage. From time to time, if we do give that information, but I think right now, is not the time to start breaking that out. But, obviously, as we mentioned, the geographic dispersion is pretty clear of C-Cube revenues in the US and the LSI revenues. If you look, we're still starting to look at how it breaks out in individual segments. But clearly there is a very strong consumer orientation in the C-Cube revenues. What was your question about manufacturing?

     Harlan: In terms of manufacturing strategy, what do you plan to do, I guess in the near-term and in the long-term with the product lines of C-Cube? Do you plan to keep them outsourced, or do you plan to bring them in-house after awhile?

     Will: You know, the reality in terms of what we talk about, building in one factory or another, I think there is an illusion that it's very easy to flip manufacturing from one plant to another. That is not the reality. I would anticipate that all existing C-Cube products would be continued to be manufactured in the factories that they are manufactured in. We would move towards convergence of the next generation. In the .13 micron, would be, I would imagine, the first point where we would have common processes between the two companies and as we get to that level we would be using a mixed strategy of some of the manufacturing would be done outsourced and the majority of the manufacturing would be within our own facilities. But, I


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would put that at least a year away before there are any substantial manufactured C-Cube products in the LSI products products factories. And in general for LSI, we now have about 8-9% outsourced, and over the next several years that would be moving up around the 30% range, and you know, it could go higher if we look longer term.

     Harlan: Thank you.

     Operator: Ladies and Gentlemen, if there are any additional questions, please press the 1 followed by the 4 on your telephone. It will be just a moment. The next question is from Doug Lee of Boffa Securities.

     Doug Lee: Hi, good morning. Guys we had trouble getting onto the call, was wondering if you gave out any more specific financial guidance with regards to 2001, and how we should think about, you mentioned the accretive - how that rolls through?

     Will: I think that was the guidance.

     Doug Lee: OK, so that's all we will get at this point?

     Will: Yes.

     Doug Lee: OK, it's a purchase transaction, is that correct?

     Will: That's correct. Brian, did you want to comment?

     Brian: Yes. It's a purchase accounting deal, stock-for-stock deal, and I think you saw the press release. The fixed exchange ratio is 0.79.

     Doug Lee: OK, thank you.

     Operator: The next question if from Jack Geraghty of Gerard, Klauer, Mattison. Go ahead.

     Jack: Just a question, Will, relative to sort of near-term. You mentioned some big customers. Are those the ones in the press release you were talking about? Are some of those customers ones that you hadn't been serving at this point, in the sense of, you now you probably get a better entree to those? Is that what you were alluding to in your comments as you just mentioned a couple of minutes ago?

     Will: Well, Jack, there's really, we assume there's a fairly low degree of overlap which you know it's perhaps an oversimplification. We provide products, different products to common customers, so that I think the one area that's going to be somewhat new to us is the cable space, yet we both participate with all the obvious customers and/or try to participate with all the obvious customers in the satellite and the decoder area. And with cable, we really haven't had the full complement to play with cable and we believe that we will have the full complement, which means that all the obvious cable customers will now be targets for us. I think if you look at the communications customers and if you look at broadband entertainment, its just starting to move over the edge into the communications space and obviously, we have a


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very strong channel into the communications customers. So, I think the obvious networking customers, we believe, the next generation products will be very significant users with what we acquired here with C-Cube. So, and in the geographic sense, as I imagine, C-Cube has, I wouldn't say a mirror image of our revenue distribution but they have an extremely strong presence in China, in particular, and strong in Korea, and a strong presence in Japan, which is a big plus for us. And we think that those channels that have been established over a long time by C-Cube will be very useful channels for communications products, and for LSI, and I think our communication channels will be powerful for C-Cube to get into those markets, and then of course, when you have a full complement of products, that's the only way to play in some of these markets so that we really do believe that we have completed the other half of a hundred dollar bill in several of these different markets.

     Jack: Just one more quick one. I'm not that are familiar with C-Cube's products. Are there any near-term opportunities for integration, or is it just really more packaging everything together as you were just talking about?

     Will: Well, I think at this stage, as you know very well, Jack, a lot of long-range strategy is always to cram as much intellectual property as possible on a single chip.

     Jack: Right.

     Will: I think in a lot of the initial phases of this will be really packaging at the board level in the multiple chips that happened to be complementary with each other. But obviously, you look one generation out and certainly if you look at the .13 micron level and you probably have more to say on the .13 micron, and .1 micron in the coming months. Clearly, you have the opportunity to fix some of the IP from both companies, and mix them together on the same chip. That's where you really do have and even stronger proprietary position.

     Jack: OK, thanks very much.

     Speaker?: The next question is from David Dulley of Wells Fargo, Lancaster? Please go ahead.

     David: Yes, good afternoon, or good morning. We missed the beginning part of the call. I was wondering if you might be able to review the transaction in light of a customer like Sony, and how that might make you penetrate that account in greater detail by combining these two entities together.

     Will: I think with the, you'll take the very large account like Sony, again, its really not a lot of overlap, because the major LSI Logic involvement is with Sony computer entertainment and what C-Cube has is a great broad with other divisions of Sony. Umesh, would you like to comment?

     Umesh: Yes, because LSI Logic is extremely strong in the Playstation group, and we are very strong in the digital network division which focuses on the digital TV set-top boxes, and DVD and in the future residential gateways of Sony. So, I think its very complementary. It gives us more products going into Sony, and provides more contact and can stabilize and improve our relationship with Sony.


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     David: Do you think LSI's experience there will help you land the recording business from Sony, the DVD recording business?

     Umesh: If you look at DVD playback which goes into recordable, we have technology of DVD playback, and we are the market leader in the digital. As people go from digital playback to recordable, we are the only company which has the road map which is for DVD playback to recordable with the same software migrating from DVD playback to recordable thus, preserving the investment that the customer does on the DVD playbacks. So, we believe we have a strong position for DVD recordable because of our market leading in Codec technology, which is at the heart of DVD recordable products.

     Will: I think with Sony, in particular, and if you look at Sony's stated long-range strategy that they've put a lot of effort into promoting, they really are pushing their products to be looked at more or less a systems level so that DVD player, set-top box, a video game are only part of a home network and all of these elements and Sony really is suggesting that longer term that the natural gateway might be a Sony product as opposed to a PC into the home. And so that permeates the whole strategy over many different divisions. I think it's a pretty sound strategy. I mean, if you look at the Playstation, alone, there is an installed base now in excess of 18 million units and growing at the rate of 20 million units a year. So, its clearly not as broad as the PC, but it's in a totally different price point to the PC, and is growing very rapidly, so, I think we are complementing the strategy and I think, to get back to your first question, yes I think it really does enhance our total Sony voice chip.

     David: Thank you.

     Operator: Ladies and Gentlemen, if there are any additional questions, please press the 1 followed by the 4 at this time.

     Diane: Operator if there are not further questions...

     Operator: There are no additional questions at this time.

     Diane: That concludes the call. Thank you for your participation.

     Operator: Ladies and Gentlemen that does conclude your conference call for today. We thank you for participating today and ask that you please disconnect your lines at this point.


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